SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)
31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall
Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)
George J. Rayzis
U.S. Bank National Association
50 South 16th Street
Philadelphia, PA 19102
(215) 761-9317
(Name, address and telephone number of agent for service)
AmerisourceBergen Corporation
(Obligor with respect to the Securities)

Delaware	23-3079390
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1300 Morris Drive
Chesterbrook, Pennsylvania	19087
(Address of Principal Executive Offices)	(Zip Code)
See Table of Additional Obligors On Page 2 Below

Item 1. GENERAL INFORMATION. Furnish the following information as to the Trustee
Item 2. AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation
Items 3-15 Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee
Item 16. LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification
SIGNATURE

FORM T-1
TABLE OF ADDITIONAL OBLIGORS

I.R.S.
Employer
	Jurisdiction of	Identification
Exact Name of Additional Obligors *	Incorporation	Number
Ambulatory Pharmaceutical Services, Inc.	New Jersey	22-3125982
AmerisourceBergen Drug Corporation	Delaware	23-2353106
AmerisourceBergen Holding Corporation	Delaware	33-1123049
AmerisourceBergen Services Corporation	Delaware	23-2546940
AmerisourceBergen Specialty Group, Inc.	Delaware	26-4394862
AmeriSource Health Services Corporation	Delaware	52-1489606
AmeriSource Heritage Corporation	Delaware	51-0382309
Anderson Packaging, Inc.	Illinois	36-2653297
APS Enterprises Holding Company, Inc.	Delaware	23-3016067
ASD Specialty Healthcare, Inc.	California	33-0800482
AutoMed Technologies, Inc.	Delaware	36-3932047
Bellco Drug Corp.	New York	11-1963334
Clinical Outcomes Resource Application Corporation	New York	20-3391360
Dialysis Purchasing Alliance, Inc.	New York	11-3381756
Health Services Capital Corporation	Delaware	51-0294301
I.g.G. of America, Inc.	Maryland	52-2062730
IHS Acquisition XXX, Inc.	Delaware	52-2060810
Imedex, LLC	Georgia	02-0601048
Integrated Commercialization Solutions, Inc.	California	75-2758166
International Physician Networks, L.L.C.	Delaware	52-2207795
Liberty Acquisition Corp.	Delaware	20-8743926
Medical Initiatives, Inc.	Florida	59-3550338
Pharm Plus Acquisition, Inc.	Delaware	06-1640259
Pharmacy Healthcare Solutions, Ltd.	Texas	75-2661419
Solana Beach, Inc.	Delaware	59-3762480
Specialty Pharmacy, Inc.	Delaware	23-3003463
Specialty Pharmacy of California, Inc.	California	23-3041534
Telepharmacy Solutions, Inc.	Delaware	04-3252233
The Lash Group, Inc.	Delaware	52-1663991
US Bioservices Corporation	Delaware	04-3734758
Value Apothecaries, Inc.	Texas	75-2660314
Xcenda, LLC	Florida	04-3697141

*	The address of principal executive office for each additional obligor above is c/o AmerisourceBergen Corporation, 1300 Morris Drive, Chesterbrook, Pennsylvania 19087.
Debt Securities
(Title of the Indenture Securities)

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.
a)	Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency
Washington, D.C.
b)	Whether it is authorized to exercise corporate trust powers.
Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.
1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of June 30, 2009 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

*	Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

**	Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-145601 filed on August 21, 2007.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Philadelphia, State of Pennsylvania on the 4th of November, 2009.

By:	/s/ George J. Rayzis
George J. Rayzis
Vice President

By:	/s/ Ralph E. Jones Ralph E. Jones
Vice President

Exhibit 6
CONSENT
     In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.
Dated: November 4, 2009

By:	/s/ George J. Rayzis
George J. Rayzis
Vice President

By:	/s/ Ralph E. Jones Ralph E. Jones
Vice President

Exhibit 7
U.S. Bank National Association
Statement of Financial Condition
As of 6/30/2009
($000’s)

6/30/2009
Assets
Cash and Balances Due From Depository Institutions	$6,526,915
Securities	38,971,863
Federal Funds	3,558,381
Loans & Lease Financing Receivables	180,342,925
Fixed Assets	4,176,818
Intangible Assets	12,451,763
Other Assets	14,416,029

Total Assets	$260,444,694

Liabilities
Deposits	$174,406,310
Fed Funds	11,988,123
Treasury Demand Notes	0
Trading Liabilities	385,470
Other Borrowed Money	34,999,265
Acceptances	0
Subordinated Notes and Debentures	7,779,967
Other Liabilities	6,530,991

Total Liabilities	$236,090,126

Equity
Minority Interest in Subsidiaries	$1,647,451
Common and Preferred Stock	18,200
Surplus	12,642,020
Undivided Profits	10,046,897

Total Equity Capital	$24,354,568

Total Liabilities and Equity Capital	$260,444,694

To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By:	/s/ George J. Rayzis

Vice President
Date: November 4, 2009